Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

April 16, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn: Mr. Bob Carroll

Re:	BJ Services Company Form 10-K for the year ended September 30, 2006 Filed December 7, 2006

Form 10-Q for the quarter ended December 31, 2006

File No. 001-10570

Ladies and Gentlemen:

BJ Services Company has received the Staff’s comment letter, dated April 2, 2007, with respect to the above referenced filing of the Company. Based upon the nature of the comments, the Company estimates that it will need more time to prepare its response to the Staff’s comments and to prepare the associated disclosure. In addition to preparing the response to the Staff’s comments, the Company’s accounting staff is engaged in preparing its Form 10-Q for the period ended March 31, 2007. Accordingly, on behalf of the Company, as previously discussed with the Staff, we respectfully request an extension of the ten business day period for preparation and filing of a response. The Company will provide a response to the Staff’s comment letter on or before April 30, 2007.

Your consideration of this request is appreciated. Please do not hesitate to contact the undersigned at (713) 220-4200 with any comments or questions concerning the above.

Very truly yours,

/s/ Melinda Brunger